

December 6, 2010

Mr. Stephen M. Butz
Senior Vice President, Chief Financial Officer and Treasurer
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046

> **Re:** **Hercules Offshore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed October 28, 2010**
> **File No. 000-51582**

Dear Mr. Butz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Overview, page 3

1. You indicate that you have operations in nine countries, six of which are identified in the Notes at pages 105-106. You also mention several other countries in this section, and you reference activity in the Middle East throughout the Form 10-K. Please specify all countries in the Middle East in which you operate.

Insurance, page 11

2.   We note your discussion regarding your coverage for physical damage. In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your rigs or other equipment is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- disclose the applicable policy limits related to your insurance coverage;

- disclose your related indemnification obligations and those of your customers, if applicable;

- disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- provide further detail on the risks for which you are insured for your offshore operations.

3.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 36

4.   Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of the change contributed by each of the factors or events that you identify, to the extent practicable. For example, at page 41 you state that the 23.0% decrease in operating expenses for your domestic offshore segment was driven "primarily by lower labor, catering, repairs and maintenance, and insurance expenses." See Commission Release No. 33-6835 at Section III.D.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies, page 74

Property and Equipment, page 77

5.   We note that you recorded approximately $26.9 million of impairment charges relating to the sale of *Hercules 110*. Please clarify how you considered this event when determining whether a triggering event pursuant to FASB Codification Topic 360-10-35-21 occurred that would cause you to test the long-lived assets in your jackup drilling rig asset classes for impairment. In this regard, explain to us why the necessity of the write-down of *Hercules 110* to fair value less costs to sell did not indicate to you that the carrying amount of the entire asset class may not be recoverable.

Controls and Procedures, page 112

6.   You state that the officers "concluded that, as of December 31, 2009, [y]our disclosure controls and procedures were effective, in all material respects, with respect to recording, processing, summarizing and reporting, within the time periods specified in the SEC's rules and forms, of information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act" (emphasis supplied). Please eliminate the "material respects" reference, and also revise to indicate, if true, that such officers have concluded that such disclosure controls and procedures were designed to ensure that such information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to the your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). This comment also applies to your filings on Form 10-Q.

Exhibits and Financial Statement Schedules, page 113

7.   Please ensure that you have filed all material contracts pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure at page 24 and in note 15 to your financial statements that a significant amount of your revenue is derived from a few companies, including Oil and Natural Gas Corporation Limited, Chevron Corporation, Saudi Aramco, and PEMEX.

Definitive Proxy Statement on Schedule 14A

Board of Directors, page 3

8.   For each director and director nominee, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that such person in particular should serve as a director. See Item 401(e) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

9.   We note your disclosure at page 45 relating to the effects the recent offshore oil and gas safety reforms may have on your business and results of operations. In this regard, please expand your disclosure to describe the status of your compliance with such recent offshore oil and gas safety reforms promulgated by the U.S. Department of the Interior, including the *Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf*, 75 Fed. Reg. 63346 (Oct. 14, 2010).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director